Mail Stop 4561

July 29, 2008

Eli Fruchter
Principal Executive Officer
LanOptics Ltd.
1 Hatamar Street
PO Box 527
Yokneam 20692, Israel

> **Re:** **LanOptics Ltd.**
> **Form 20-F**
> **Filed on March 28, 2008**
> **Form 6-K**
> **Filed on February 11, 2008**
> **File No. 000-20860**

Dear Mr. Fruchter:

      We have reviewed your response letter dated July 10, 2008 in connection with the above-referenced filings and have the following comments If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 25, 2008.

Form 20-F For the Fiscal Year Ended December 31, 2007

Consolidated Balance Sheets, page F-5

1. We are continuing to consider your responses to comment 5 of our letter dated April 15, 2008 and comment 3 of our letter dated June 25, 2008. The accounting for the issuance of a subsidiary's stock options in the consolidated financial statements should follow the guidance in SFAS 123R for accounting for option grants to employees. It remains unclear to us why you have classified "the accumulated stock based compensation recognized in EZchip's discrete financial statements" between liabilities and equity. Tell us the reason for the classification of these amounts in the consolidated financial statements when these options appear to be unexercised and therefore do not yet represent any minority interest.

That is, explain why the options represent an ownership interest while they do not contain any voting or dividend rights.

2. Refer to your response to prior comment 3 and explain why you believe that your analogy to paragraph 35 of SFAS 123R is appropriate. Explain why the "mechanism" to facilitate the cashless exercise does not represent an offer to repurchase the shares held by the employees. It appears that the employee would expect the company to repurchase their shares at fair value.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant

cc: Via facsimile: (212) 732-3232
       Steven J. Glusband
       Carter Ledyard & Millburn LLP